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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of September 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 28th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about September 24, 2004

Item 3. Press Release

September 24, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific Updates Corporate and Drilling Activities

Wellington, New Zealand – September 24, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that service contracts are now being finalized for the Cheal-A3X work-over and the Cheal-4 well.

Following the just announced successful flow testing of the Radnor-1 well, drilled on the northern limb of the Cardiff structure by another operator; the Parker 246 will now be released to Austral Pacific and its partners to drill the Cardiff-2 well, located on the crest of the Cardiff structure.

The Company also anticipates that the Miromiro-1 well, in which it is a 27.5% partner, will spud in early November.

Item 5. Full Description of Material Change

Austral Pacific Updates Corporate and Drilling Activities

Wellington, New Zealand – September 24, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that service contracts are now being finalized for the Cheal-A3X work-over and the Cheal-4 well. Replacement of the Cheal-A3X wellhead and installation of wax cutter unit will commence in second week of October, to be immediately followed by the drilling of Cheal-A4. This well is targeted to intersect the Mount Messenger oil pay (the new field discovery made at Cheal-A3X), midway between Cheal-A3X and Cheal-2; and will also intersect the shallower Urenui oil and gas pay encountered in both those previous wells. Austral is operator and holds a 36.5% share in the Cheal field.

Following the just announced successful flow testing of the Radnor-1 well, drilled on the northern limb of the Cardiff structure by another operator; the Parker 246 will now be released to Austral Pacific and its partners to drill the Cardiff-2 well, located on the crest of the Cardiff structure. The Cardiff site is near completion in preparation for the rig move, and it is anticipated that Cardiff-2 will spud before the end of October. Cardiff-2 will take some 7 weeks to drill to 4900m (16,000 feet), with flow testing scheduled to follow-on immediately. Austral Pacific is operator and holds a 25.1% interest in the Cardiff structure, and is carried through the cost of drilling.

The Company also anticipates that the Miromiro-1 well, in which it is a 27.5% partner, will spud in early November. Production continues at Kahili-1A, with condensate dropout causing varying flow rates. A downhole pressure survey will be conducted in the coming week, to aid in analysis of the situation.

In other developments, holders of US$500,000 of Austral’s convertible notes have elected to convert the principal into US$1.10 units, each unit comprising a share and one-year share purchase warrant. CEO Dave Bennett will be making several investor presentations in the US and Canada over the next two weeks. Meetings have been arranged via Boston Stockbrokers Club, a member of The Corporate Forum, in San Francisco (September 27), Los Angeles (September 28), Philadelphia (October 6) and Atlanta (October (October 7); with an additional presentation at the COPIC investment forum in Toronto on October 4. For details contact ir@austral-pacific.com or phone numbers below.

.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 24, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific Updates Corporate and Drilling Activities

Wellington, New Zealand – September 24, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that service contracts are now being finalized for the Cheal-A3X work-over and the Cheal-4 well. Replacement of the Cheal-A3X wellhead and installation of wax cutter unit will commence in second week of October, to be immediately followed by the drilling of Cheal-A4. This well is targeted to intersect the Mount Messenger oil pay (the new field discovery made at Cheal-A3X), midway between Cheal-A3X and Cheal-2; and will also intersect the shallower Urenui oil and gas pay encountered in both those previous wells. Austral is operator and holds a 36.5% share in the Cheal field.

Following the just announced successful flow testing of the Radnor-1 well, drilled on the northern limb of the Cardiff structure by another operator; the Parker 246 will now be released to Austral Pacific and its partners to drill the Cardiff-2 well, located on the crest of the Cardiff structure. The Cardiff site is near completion in preparation for the rig move, and it is anticipated that Cardiff-2 will spud before the end of October. Cardiff-2 will take some 7 weeks to drill to 4900m (16,000 feet), with flow testing scheduled to follow-on immediately. Austral Pacific is operator and holds a 25.1% interest in the Cardiff structure, and is carried through the cost of drilling.

The Company also anticipates that the Miromiro-1 well, in which it is a 27.5% partner, will spud in early November. Production continues at Kahili-1A, with condensate dropout causing varying flow rates. A downhole pressure survey will be conducted in the coming week, to aid in analysis of the situation.

In other developments, holders of US$500,000 of Austral’s convertible notes have elected to convert the principal into US$1.10 units, each unit comprising a share and one-year share purchase warrant. CEO Dave Bennett will be making several investor presentations in the US and Canada over the next two weeks. Meetings have been arranged via Boston Stockbrokers Club, a member of The Corporate Forum, in San Francisco (September 27), Los Angeles (September 28), Philadelphia (October 6) and Atlanta (October (October 7); with an additional presentation at the COPIC investment forum in Toronto on October 4. For details contact ir@austral-pacific.com or phone numbers below.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.